UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 08 May 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

354 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

8 May 2015

AUSTRALIAN STUDIES CONFIRM TRXE-009 KILLS RESISTANT

PAEDIATRIC BRAIN CANCER CELLS

•     DIPG cells respond to TRXE-009 in vitro

•     DIPG is one of the most difficult cancers to treat

May 8 2015, San Diego, USA: US-Australian drug discovery company, Novogen Limited (ASX:NRT; NASDAQ:NVGN), in conjunction with Australian paediatric cancer researchers, released key pre-clinical data on experimental cancer drug-candidate, TRXE-009, confirming its potential to become an important new therapy against an incurable paediatric brain cancer called DIPG (diffuse intrinsic pontine glioma). The data was presented by David Ziegler MD PhD and Anne Kankean PhD of the University of New South Wales/Children’s Cancer Institute at the 3rd Biennial Conference on Pediatric Neuro-Oncology Basic and Translational Research in San Diego, 7-8 May 2015.

DIPG has a very poor prognosis with a median survival of less than one year, a statistic that has not changed in over 50 years. DIPG is amongst the most challenging cancers to treat; the diffuse nature of the cancer means that surgery is not an option, radiation provides only temporary relief, and chemotherapy has yet to provide any clinical benefit.

The latest study looked at the ability of TRXE-009 to kill freshly established patient-derived cell cultures collected from patients with DIPG. The studies indicate that TRXE-009 kills DIPG cells at therapeutically relevant concentrations by inducing a specific type of cell death - caspase-dependent apoptosis. In contrast to its pronounced effect on DIPG cancer cells, normal brain astrocytes are affected only at much higher concentrations of TRXE-009, confirming data seen with other cancer cell types that TRXE-009 has a high therapeutic index and is able to target cancer cells at concentrations that have little effect on normal cells.

Lead Investigator David Ziegler said, “These are preliminary studies but we are very excited about the striking activity we are seeing in these highly resistant tumorspheres. TRXE-009 is one of the most potent compounds we have studied to date in this setting.”

Novogen Trilexium Program Manager, Eleanor Ager, PhD said, “These findings add to our other pre-clinical studies suggesting that TRXE-009 has particular activity against brain cancers, including being highly cytotoxic against the main adult brain cancer, glioblastoma multiforme (GBM). The next step in this drug’s development is to confirm its ability to cross the blood-brain barrier, a key filtering system that blocks the majority of chemotherapeutic drugs from reaching brain tissue”.

TRXE-009 has been designed to cross the blood-brain barrier, but Novogen has further enlisted the combined efforts of several international research groups to identify the optimal means of delivering TRXE-009 to adults and children so that it crosses the blood-brain barrier.

Novogen Group Chief Executive Officer Graham Kelly, PhD said, “DIPG is a devastating disease for affected children and their parents alike. I don’t want parents to think that this battle is won, because we have yet to make sure we can deliver this drug candidate at levels that that will make a difference. But what is important is to give parents of children with DIPG hope, and that is what this news hopefully does.”

“TRXE-009 is an exciting prospect. It is broadly active against a wide range of cancers in the laboratory, including cancer stem cells, and on the basis of it delivering a potent anti-cancer effect in animals bearing human melanoma, we are bringing into the clinic in 2016 for the treatment of solid cancers. But in addition to a general anti-cancer use, the ultimate objective is to see it tested in adults and children with brain cancers, and people with secondary brain cancer associated with cancers such as melanoma.”

About TRXE-009

TRXE-009 is a super-benzopyran compound that demonstrates cytotoxicity against cancer cells, but particularly activity against cancer cells with stem-cell like activity. The molecular target is undefined for this molecule, but is believed to be in common with other members of this family of compounds in blocking trans-membrane electron transfer mechanisms, leading to caspase-induced apoptosis. TRXE-009 is a product of the Company’s VAL-ID (Versatile Approach to Library-based Iterative Design) drug discovery process, with a structure-activity relationship driving design based on activity against brain cancer stem cells and the known required chemical criteria to facilitate passage across the blood-brain barrier.

About Trilexium

Trilexium is the name given to a proprietary parenteral formulation of TRXE-009 selected for its ability to maximize systemic drug delivery and effectiveness in pre-clinical rodent models of human cancer.

About Novogen

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University. Novogen has two drug technology platforms yielding drug candidates that are first-in-class with potential application across a broad range of degenerative diseases. In the oncology field, the ultimate objective is to see both drug technologies used in combination as first-line therapy across most forms of cancer, with the objective of preventing tumor recurrence. This objective is based on a strategy of achieving comprehensive destruction of the full hierarchy of cells within a tumor with the super-benzopyran technology platform killing the tumor-initiating cells and the anti-tropomyosin technology, combined with vinca alkaloids, to deliver a potent chemical debunking effect on their daughter cells.

For more information, please visit www.novogen.com

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Chief Operating Officer Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, TRXE-009, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to TRXE-009, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, TRXE-009, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to TRXE-009, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.